Officers and Directors

Justin Covillon-President

Mr. Covillon have been mining various cryptocurrencies for the last 5 years and have been instructing students in over 80 countries for the last 3 years. Having seen how much energy is consumed by the various ASIC and GPU miners across the board, Mr. Covillon wanted to be a part of something better. So his team started working over two years ago on this project to help develop a more efficient cloud server, something ecologically friendly, as well as maximizing returns.

Charles Grigsby-Comptroller

Mr. Grigsby has over 40 years of experience in forensic and valuation accounting. He is an expert in his field and has successfully negotiated several mergers and acquisitions as well as handled the capital raises. He holds the following accreditations Certified Public Accountant (CPA), Accredited in Business Valuation (ABV), Certified Merger & Acquisition Advisor (CM&AA), Certified Information Technology Professional(CITP), Certified Valuation Analyst, (CVA)-April 2013 National Association of Certified Valuators and Analysts (NACVA), Accredited in Business Appraisal Review (ABAR), Certificate in Private Capital Markets (CPCM) and A Systematic Approach to Mediation Strategies.

Bill Barre-Chief Operations Officer

Mr. Barre brings over 35 years of experience in the health care and pharmaceutical industries. He has experience in running operations for companies such as Target Pharmacy, MedImpact as well as Achieve Health Management. Mr. Barre brings contacts to CCSG in several industries as well as insight to how our technology will best serve the medical space.

Glen Amador-Senior Strategic Advisor

Mr. Amador has over 30 years of experience in owning home health and DME companies. He also has several connections in the gaming, hospitality, medical, transportation and technology industries. His expertise in these areas will help CCSG in obtaining quality contracts and licensing agreements.

Strategic Advisors

Charles Parks-Achieve Health Management Group, Inc

Harvey Bogarat-Achieve Health Management Group, Inc

James Bailey-Achieve Health Management Group Inc & Former CEO of Liberty Medical

Claude Palmer-Chairman of the Board, Sentient LLC & Trypto, Inc.

Willie Gault-Former NFL player and Olympian